                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(f)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                         Commission File Number 0-14334

                                XPLOR CORPORATION
             (Exact name of registrant as specified in its charter)

                   Delaware                               13-3299127
        State or other jurisdiction of                  I.R.S. Employer
         incorporation or organization                identification No.

         16800 Greenspoint Park Drive, Ste 300 South, Houston, TX 77060
          (Address of principal executive offices, including zip code)

        Registrant's telephone number, including area code (281) 875-2780

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 22, 1997 to holders of shares of the Common Stock of Xplor Corporation, a Delaware corporation (the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, (the "Act") and Rule 14f-1 promulgated thereunder. The Information Statement is being furnished in connection with the acquisition by the Company on May 21, 1997, in exchange for shares of its Common Stock and warrants to purchase additional shares of Common Stock (the "Acquisition"), of substantially all of the assets and liabilities of The New Venus Exploration, Inc., a Texas corporation ("Venus"), and certain oil and gas properties of two wholly-owned affiliates of Lomak Petroleum Inc. ("Lomak") pursuant to a Property Acquisition Agreement among the parties dated as of April 29, 1997 and related agreements and documents (the "Agreement"). The Agreement provides, among other things, that the Board of Directors of the Company shall be composed, as soon as permitted following the Acquisition, of four directors nominated by the Board of Directors of Venus, one director nominated by the Board of Directors of Lomak and two directors who have theretofore been directors of the Company. The Acquisition thus effects a change in the majority of the Board of Directors of the Company and became effective on May 21, 1997.

NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE DESIGNATION AND ELECTION OF THE DIRECTORS TO THE BOARD. However, Section 14(f) of the Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to the change in a majority of the Company's directors, pursuant to an agreement between the Company and the persons entitled to designate such change in control under the Agreement.

                                 THE ACQUISITION

On May 21, 1997, the Company acquired substantially all of the assets and liabilities of Venus in exchange for 5,626,473 shares of the Company's previously authorized and unissued shares of Common Stock and warrants to purchase 272,353 additional shares of Common Stock exercisable at $3.00 per share until October 23, 2000 ("Acquisition Warrants"). Simultaneously, the Company acquired certain oil and gas properties of Lomak in exchange for 2,037,171 shares of the Company's previously authorized and unissued shares of Common Stock and Acquisition Warrants to purchase 272,353 additional shares of Common Stock. At the same time, Lomak acquired from an existing stockholder of the Company 97,008 shares of Common Stock for an aggregate consideration of $194,016 and 80,000 of the Acquisition Warrants. Venus is expected to liquidate shortly and distribute the Company shares and warrants to its former stockholders. The information set forth in this Information Statement with respect to share ownership reflects the Venus liquidation and distribution as well as Lomak's transaction with the existing stockholder described above. In connection with the Acquisition, the Company assumed debt obligations of Venus under a term loan facility with Stratum, L.P. which also entailed rights to acquire equity securities in Venus. To satisfy these rights of Stratum, as part of the Agreement, the former stockholders of Venus pro rata placed 589,882 shares, approximately 10.5%, of the Company's Common Stock issuable to them in the Acquisition in escrow. Shares set forth in this Information Statement as beneficially owned by former Venus stockholders and groups include shares in this escrow.

As a result of the Acquisition, the former stockholders of Venus have acquired 5,626,473 shares of the Company's Common Stock, and Lomak has acquired 2,134,179 shares. The Company's pre-existing stockholders own 1,940,163 shares. Thus, the former stockholders of Venus, collectively, have acquired, as of the effective date of the Acquisition, 58% of the Company's outstanding stock and thus voting control of the Company, and Lomak has acquired 22%, while the pre-existing stockholders of the Company, collectively, own 20%.

                                  THE AGREEMENT

The Agreement provides, in part, that the Board of Directors of the Company shall consist of seven directors, five of whom who will assume their office ten days after the later of (i) the filing of this Information Statement with the Securities and Exchange Commission or (ii) the date that this Information Statement is mailed to all of the Company's stockholders of record disclosing such appointment. Immediately upon consummation of the Acquisition, in accordance with the Agreement, new officers of the Company assumed office. These individuals are all former officers of Venus with the exception of James E. Gayle, who had been Chairman, President and Chief Executive Officer of the Company and has become Executive Vice President.

Upon their assumption of office, the four directors nominated by the Board of Directors of Venus will effectively control the Board of Directors of the Company. At the consummation of the Acquisition, a Stockholders Agreement (the "Stockholders Agreement") was entered into among certain former stockholders of Venus, including Messrs. E.L Ames, Jr., J.Y. Ames, E.L. Ames, III, James W. Gorman, Jere W. McKenny, other members of the Ames family and certain other former Venus stockholders (collectively, the "Ames Group" which owns beneficially 3,721,600 shares), D. H. Blair Investment Banking Corp., Rivkalex Corp., Rosalind Davidowitz and Parliament Hill

Corporation (collectively the "Blair Group" which owns beneficially 1,066,512 shares) and Lomak. The Stockholders Agreement provides that parties will vote their shares of the Company for the four nominees for election as directors of the Company designated by the Ames Group, two nominees designated by the Blair Group and one nominee designated by Lomak. The Blair Group's right to designate two nominees is reduced to the right to designate one nominee effective with the 1998 Annual Meeting of Stockholders of the Company and ceases altogether effective with the 1999 Annual Meeting of Stockholders. The Stockholders Agreement also provides for certain rights of first refusal and rights of participation between the Ames Group and Lomak in the event of a proposed sale of shares by either. It has a term of three years but terminates earlier as to any party in the event that such party's beneficial ownership of the Company's shares falls below 250,000 shares.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

The outstanding voting securities of the Company as of May 21, 1997 consisted of 9,700,815 shares of Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and in all other matters requiring a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the information as to beneficial ownership of shares by each person known to the Company to own 5% or more of the shares as of May 21, 1997 based upon shares of Common Stock outstanding on such date plus shares deemed outstanding pursuant to Securities and Exchange Commission Rule 13d-3(d)(1).

     Name and Address                            Amount & Nature of
    of Beneficial Owner                        Beneficial Ownership (1)                    Percent of Class
    -------------------                        --------------------                        ----------------
Eugene L. Ames, Jr.
700 N. St. Mary's Street                          3,478,605 (2)                              35.27%
San Antonio, TX 78205

Lomak Petroleum, Inc.
500 Throckmorton Street                           2,326,532 (3)                              23.52%
Fort Worth, TX 76102

J. Morton Davis
44 Wall Street                                    1,066,512 (4)                              10.96%
New York, NY 10005

(1) All persons named have sole voting and investment power, except as otherwise noted.

(2) Includes (i) 295,303 shares and 14,290 Acquisition Warrants owned by Eugene
L. Ames, Jr.; (ii) 1,168,211 shares and 56,548 Acquisition Warrants owned by Ellen R.Y. Ames, the spouse of Eugene L. Ames, Jr.; (iii) 407,924 shares and 19,746 Acquisition Warrants owned by Venus Oil Company which is controlled by Mr. and Mrs. Eugene L. Ames, Jr.; and (iv) 1,446,563 shares and 70,020 Acquisition Warrants owned by Ames family members and others which are subject to a Voting Trust Agreement together with the shares and shares issuable upon the exercise of the Acquisition Warrants listed in (i) and (ii)) under which Eugene L. Ames, Jr. has sole voting power. Ellen R.Y. Ames may be deemed to own 1,224,759 shares or 12.55% of the Company's Common Stock.

(3)  Includes Acquisition Warrants to purchase 192,353 shares.

(4) Includes: (i) 766,307 shares owned by D.H. Blair Investment Banking Corp. ("Blair Investment"); (ii) warrants to purchase 10,000 shares at $2.125 per share expiring June 10, 1997 owned by Blair Investment; (iii) warrants to purchase 20,000 shares at $3.29 per share expiring September 1, 1999 owned by Blair Investment; (iv) 163,411 shares owned by Rivkalex Corp. ("Rivkalex"); (v) 70,954 shares owned by Rosalind Davidowitz, Mr. Davis' spouse; and (vi) 35,840 shares owned by Parliament Hill Corporation ("PHC"). Mr. Davis is the sole stockholder of Blair Investment. Blair Investment may be deemed to beneficially own 796,307 or 8.18% of the Company's Common Stock. Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of shares owned by Blair Investment. Ms. Davidowitz and the Board of Directors of PHC, of which Mr. Davis is a director and Chairman, have the power to vote or to direct the vote, to dispose or to direct the disposition of shares owned by PHC. Ms. Davidowitz has sole voting and dispositive control of the shares owned by herself and Rivkalex. Mr. Davis disclaims beneficial ownership of all shares attributed to Rosalind Davidowitz and Rivkalex. PHC is a private corporation of which Rosalind Davidowitz beneficially owns 72.6% and Blair Investment beneficially owns 13.4%. The number of shares shown does not include 503,000 shares beneficially owned by Kinder Investments, L.P ("Kinder") the ownership of which are disclaimed by Mr. Davis, Ms. Davidowitz and Blair Investment. Kinder's General Partner is Kenton E. Wood who has sole voting and dispositive power over shares owned by Kinder. Mr. Wood is also Chief Executive Officer and a director and stockholder of D.H. Blair & Co., Inc. ("Blair"). Certain limited partners of Kinder are also stockholders of Blair. The limited partners of Kinder are the children and grandchildren of J. Morton Davis and Rosalind Davidowitz.


SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the information as to beneficial ownership of shares by each (i) each person who will continue as a director or who has been designated to become a director of the Company, (ii) each named executive, and
(iii) all such persons as a group as of May 21, 1997 based upon shares of Common Stock outstanding on such date plus shares deemed outstanding pursuant to Securities and Exchange Commission Rule 13d-3(d)(1).

             Name and Position                            Amount & Nature of
            of Beneficial Owner                        Beneficial Ownership (1)                 Percent of Class
            -------------------                        --------------------                     ----------------
Eugene L. Ames, Jr.                                         3,478,605 (2)                            35.27%
Chairman & Chief Executive Officer,
Director

John Y. Ames                                                  474,350 (3)                             4.66%
President & Chief Operating Officer,
Director

Eugene L. Ames, III                                           275,073 (4)                             2.83%
Vice President

Martin A. Bell                                                 30,500 (5)                             0.31%
Director

J. Morton Davis                                             1,066,512 (6)                            10.96%
Director

James E. Gayle                                               110,415 (5)                             1.13%
Executive Vice President

James W. Gorman                                              199,796 (7)                             2.06%
Director

Jere W. McKenny                                               43,199 (7)                             0.45%
Director

John H. Pinkerton                                              - 0 - (8)                             0.00%
Director
Directors and Officers as a group (9                       4,929,027                                49.08%
persons)

(1) All persons named have sole voting and investment power, except as otherwise noted.

(2) See Note (2) to the table entitled Security Ownership of Certain Beneficial Owners.

(3) Includes Acquisition Warrants to purchase 21,901 shares. All such shares are subject to the Voting Trust referred to in Note (2) to the table entitled Security Ownership of Certain Beneficial Owners and therefore also included in the total shares reported as being beneficially owned by. Eugene L. Ames, Jr.

(4) Includes Acquisition Warrants to purchase 12,700 shares. All such shares are subject to the Voting Trust referred to in Note (2) to the table entitled Security Ownership of Certain Beneficial Owners and therefore also included in the total shares reported as being beneficially owned by Eugene L. Ames, Jr.

(5) Includes immediately exercisable options to purchase shares as follows: Mr. Gayle, 110,415 shares and Mr. Bell, 30,000 shares.

(6) See Note (4) to the table entitled Security Ownership of Certain Beneficial Owners.

(7) Includes Acquisition Warrants to purchase 9,225 shares in the case of Mr. Gorman and Acquisition Warrants to purchase 1,995 shares in the case of Mr. McKenny.

(8) Does not reflect the 2,326,532 shares reported, in the table entitled Security Ownership of Certain Beneficial Owners, as beneficially owned by Lomak of which Mr. Pinkerton is President & Chief Executive Officer and a director. Mr. Pinkerton disclaims beneficial ownership of such shares.


                                CHANGE IN CONTROL

The persons identified in the sections captioned "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management", above, other than Messrs Bell, Davis and Gayle, acquired shares of the Company set forth in those sections as a result of the Acquisition.

In addition, in connection with the Acquisition, James E. Gayle, Richard Goldberger and Leonard Toboroff (all of the current members of the Board of Directors of the Company other than Mr. Bell and Mr. Davis) have resigned and will be replaced by Messrs. E.L Ames, Jr., J.Y. Ames, Gorman, McKenny and Pinkerton. The appointments of the new directors are effective ten days after the later of (i) the filing of this Information Statement with the Securities and Exchange Commission by the Company or (ii) the date that this Information Statement is mailed to all of the Company's stockholders of record disclosing such appointment.

                        CHANGE OF NAME AND TRADING SYMBOL

In connection with the Acquisition, following the effectiveness of the appointments of the new directors, it is expected that the name of the Company will be changed from "Xplor Corporation" to "Venus Exploration, Inc." and that the Company's stock will continue to be traded on the Nasdaq SmallCap market, but under the new symbol VENX.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding the current executive officers and the persons who will continue as directors, or who have been designated to become the directors of the Company effective ten days after the later of (i) the filing of this Information Statement with the Securities and Exchange Commission by the Company or (ii) the date that this Information Statement is mailed to all of the Company's stockholders of record disclosing such appointment ("Effective Election Date"). Messrs. E.L. Ames, Jr., J.Y. Ames, Gorman and McKenny are the designees of the Board of Directors of Venus pursuant to the Agreement, and Mr. Pinkerton is the designee of the Board of Directors of Lomak. Messrs. Bell and Davis are currently directors and will remain in office after the Effective Election Date.

             Name                 Age                             Position
             ----                 ---                             --------
Eugene L. Ames, Jr.                63           Chairman & Chief Executive Officer, Director
John Y. Ames                       41           President & Chief Operating Officer, Director
Eugene L. Ames, III                37                          Vice President
Martin A. Bell                     45                             Director
J. Morton Davis                    69                             Director
James E. Gayle                     47                     Executive Vice President
James W. Gorman                    66                             Director
Jere W. McKenny                    68                             Director
John H. Pinkerton                  43                             Director

Eugene L. Ames, Jr., became chief executive officer of the Company upon the consummation of the Acquisition and will become Chairman and a director on the Effective Election Date. He has been in the oil and gas business since 1954, been associated with Venus and its predecessor entities since 1962 and chief executive officer since 1991.

John Y. Ames became President and chief operating officer of the Company upon the consummation of the Acquisition and will become a director on the Effective Election Date. He has been associated with Venus and its predecessor entities as a Vice President since 1984. He became Executive Vice President in 1995 and President and chief operating officer in 1996. He is the son of Eugene L. Ames, Jr.

Eugene L. Ames, III has been a Vice President of Venus and its predecessor entities for more than the past five years. He is the son of Eugene L. Ames, Jr.

Martin A. Bell is the Vice Chairman and General Counsel of D.H. Blair Investment Banking Corp., a member of the New York Stock Exchange, and has been General Counsel of that organization and predecessor companies since 1991. He has been a director of the Company since 1991.

J. Morton Davis is presently, and has been since 1962, the Chairman of the Board of D.H. Blair Investment Banking Corp. and predecessor companies. Since 1967 he has also served as President of Engex Inc., a closed-end, non-diversified investment company. Mr. Davis is a director of American List Corp. and Parliament Hill Corporation. He has been a director of the Company since 1986.

James E. Gayle was elected as a director and as chief executive officer of the Company in June 1994, Chairman effective July 1994 and President effective September 1994. Since 1979, he has been Chairman, President and sole stockholder of HGX Energy Corporation which provides market and contract consulting services to independent oil and gas exploration and production companies, natural gas pipeline companies and local distribution companies. Prior to Mr. Gayle's election as an officer and director of the Company, HGX was acting as a consultant to the Company, since October 1993. Upon the consummation of the Acquisition, he became Executive Vice President and resigned as Chairman and a director effective on May 21, 1997.

James W. Gorman will become a director on the Effective Election Date. He has been an independent investor for more than the last five years, and, since 1994, he has been President of Cockfield Exploration Company, a private investment company. He is a director of Cullen Frost Bancshares and Frost National Bank.

Jere W. McKenny will become a director on the Effective Election Date. He has been President of McKenny Energy Co. (oil and gas exploration) since March 1993. From 1984 until 1993, he was President, chief operating officer and a director of Kerr-McGee Corp. (oil and gas exploration) and is a director of Rutherford-Moran Oil Corp.

John H. Pinkerton will become a director on the Effective Election Date. He has been employed by Lomak Petroleum Inc. since 1988, of which he was appointed President in 1990 and Chief Executive Officer in 1992. He is a director of Lomak and of North Coast Energy, Inc., an oil and gas exploration and production company in which Lomak acquired an approximately 50% interest in 1996.

                                 --------------

The directors of the Company are elected to hold office until the next Annual Meeting of Stockholders and until their respective successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office until their successors are duly elected and qualified.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid by the Company for the three years ended December 31, 1996 to its chief executive officer. At no time during this period did the Company pay any executive officer annual compensation exceeding $100,000 or any bonus.

                           SUMMARY COMPENSATION TABLE

                                                   Annual Compensation                   Long-Term Compensation
    Name and Position       Fiscal Year                 Salary($)                          Option Awards (#)
    -----------------       -----------                 ---------                          -----------------

James E. Gayle                 1994                       71,508                                100,000
Chairman, President            1995                       96,000                                150,000 (B)
& CEO (A)                      1996                       92,000                                 - 0 -

James A. Scarpone              1994                       12,000                                 - 0 -
Chairman & CEO                 1995                       - 0 -                                  - 0 -
                               1996                       - 0 -                                  - 0 -

------------------------------------

(A) Mr. Gayle became chief executive officer in June 1994, replacing Mr. Scarpone. The amount shown as salary compensation for 1994 includes consulting fees paid during 1994 to Mr. Gayle's affiliate, HGX Energy Corporation, which had been acting as a consultant to the Company prior to his election.

(B) 50,000 shares of this option were surrendered by Mr. Gayle in connection with the Acquisition while the exercise dates of remaining options were partially accelerated.

The initial salary rates of the Company's executive officers following the Acquisition are: Eugene L. Ames, Jr., $190,000; John Y. Ames, $95,000; James E. Gayle, $96,000; and Eugene L. Ames, III, $77,000.

The Company does not have a long-term incentive plan or a retirement plan. It maintains only the stock option plans reflected in the foregoing and following table. No options were granted to or exercised by Mr. Gayle in 1996. The following table sets forth information with respect to fiscal 1996 concerning individual options and values relating to Mr. Gayle valued as of December 31, 1996 taking into account the surrender and acceleration referred to in Note (B) above.

                         Aggregated FY-End Option Values

   Number of Securities Underlying                       Value of Unexercised
  Unexercised Options at FY-End (#)               In-the-Money Options at FY-End ($)
  ---------------------------------               ----------------------------------
            Exercisable/                                     Exercisable/
            Unexercisable                                    Unexercisable
           87,500/112,500                                   $64,063/$79,688

Directors of the Company have received no compensation for service on the Board, other than reimbursement of expenses for attendance at meetings. Directors who are not officers or employees of the Company or holders of 5% or more of the Company's outstanding stock have received annually options to purchase 10,000 shares of the Company's stock at an exercise price equal to the fair market value at the time of grant.